Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Successor				Predecessor
(In thousands, except ratio)	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011	Six months ended December 31, 2010	Six months ended June 30, 2010	Year ended December 31, 2009
Income (loss) before reorganization items, fresh start accounting adjustments and income tax (expense) benefit	$16,679	$56,343	$12,474	$21,505	$1,233	$(9,862)
Fixed charges	13,303	8,255	7,669	3,874	12,423	29,161
Earnings	$29,982	$64,598	$20,143	$25,379	$13,656	$19,299

Interest expensed and capitalized (including amortization of premiums/discounts)	$12,687	$7,830	$7,240	$3,544	$12,093	$28,468
Interest portion of rental expense	616	425	429	330	330	693
Fixed Charges	$13,303	$8,255	$7,669	$3,874	$12,423	$29,161

Ratio of Earnings to Fixed Charges	2.25	7.83	2.63	6.55	1.10	0.66